Exhibit 4.6

Second Amendment To Exploration and Option to Enter Joint Venture Agreement

This agreement (Second Amendment Agreement) is made and entered into by and among Pediment Gold LLC (“Pediment”) and Austin Gold Corp., (“Austin BC” or “AGC”) and its wholly-owned Nevada subsidiary Austin American Corporation (“Austin NV”).

RECITALS:

A.WHEREAS Pediment, Austin BC and Austin NV are party to an Exploration and Option to Enter Joint Venture Agreement (the “Agreement”) dated July 7, 2020 on the Kelly Creek Project;

B.WHEREAS Pediment, Austin BC and Austin NV are party to an Amendment To the Exploration and Option to Enter Joint Venture Agreement (the “Amendment Agreement”) dated March 3, 2021 on the Kelly Creek Project;

C.WHEREAS Pediment, Austin BC and Austin NV desire to amend certain terms of the Agreement;

D.NOW THEREFORE in consideration of the mutual covenants and promises herein contained, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties agree as follows:

1.

Austin Gold Corp. (“Austin BC”) is removed as a party to the Agreement, except where reference to shares to be issued. The opening paragraph of the Agreement is deleted in its entirety and replaced with the following:

“This Exploration and Option to Enter Joint Venture Agreement Kelly Creek Project (“Agreement”) is made effective as of July 7, 2020 (the “Effective Date”), by and among Pediment Gold LLC, a Nevada limited liability company (“Pediment”), and Austin American Corporation, a Nevada corporation (“Austin NV”) and wholly-owned subsidiary of Austin Gold Corp., a British Columbia Corporation (“Austin BC”).”

2.	Section 5 of the Agreement shall be deleted in its entirety and replaced with the following:

“5.Term. The term of this Agreement shall begin on the Effective Date and shall continue to and including June 30, 2025, and, if Austin NV completes its initial Earn-In Obligation, thereafter pursuant to the terms of this Agreement and amendments, unless otherwise terminated or extended as provided in this Agreement and amendments.”

3.	Section 6.1 of the Agreement shall be deleted in its entirety and replaced with the following:

“6.1Subject to Austin NV’s right (a) to accelerate performance of its Earn-In Obligation under this Agreement; (b) to terminate this Agreement as provided in Section 14; and (c) to extend the time for performance of its obligations as provided in Section 16, Austin NV agrees to incur Expenditures on or before the dates described in the following schedule (collectively the “Earn-In Obligation”).

Cumulative
Performance Date	Amount
June 30, 2025	$2,500,000

It is hereby acknowledged that Austin NV has already expended a total of US$923,757 in Expenditures towards its Earn-In Obligation. Until Austin NV completes the Earn-In Obligation, or the Additional Earn-In Obligation as described in Section 8.4, if applicable, Austin NV will fund and pay all costs and expenses incurred for Exploration and Development Work and all other costs and expenses incurred by Austin NV in respect of this Agreement.

If Austin NV terminates this Agreement before completing its Earn-In Obligation or if Austin NV does not complete its Earn-In Obligation on or before June 30, 2025, Austin NV shall have no right, title or interest in the Property.

Expenditures incurred by Austin NV during any period in excess of those prescribed for the period shall be credited in Austin NV’s favor against subsequent Expenditure obligations. If on or before June 30, 2025, Austin NV does not incur the Expenditures in the required amount on or before such date, Austin NV shall have the option and right, exercisable in Austin NV’s sole and exclusive discretion, to elect to pay to Pediment in cash an amount equal to the difference between the Expenditures actually incurred and the amount described above for the period (the “Differential Payment”). In such case, Austin NV shall be deemed to have incurred the Expenditures for the period for which Austin NV timely pays the Differential Payment. If requested by Pediment, Austin NV quarterly shall provide to Pediment a description of the Expenditures made by Austin NV, and Pediment shall have the right to audit and inspect Austin NV’s records relating to such Expenditures. Austin NV shall have the option and right (the “Share Payment Option”), exercisable in Austin NV’s sole and exclusive discretion in respect of the Expenditure, to elect to pay the Differential Payment in the form of shares of the duly issued, fully paid, duly registered shares of the common stock of Austin BC, but only if such shares are listed for trading on the Toronto Stock Exchange, the TSX Venture Exchange, Canadian Stock Exchange, the NYSE American, the OTCQB, or another internationally recognized stock exchange. Austin NV may exercise the Share Payment Option for only one yearly Expenditure obligation.”

4.	Section 8, Clauses 8., 8.2, 8.4, 8.4.1, and 8.4.2, 8.5 of the Agreement shall be deleted in their entirety and replaced with the following:

“8.Austin NV’s Option to Enter Mining Joint Venture. In consideration of Austin NV’s performance of its initial Earn-In Obligation, Pediment grants to Austin NV, and Austin NV shall have, the option and right, exercisable in Austin NV’s sole and exclusive discretion, to earn and vest an undivided fifty-one percent (51%) interest in the Property and to form a joint venture (the “Joint Venture”) for the management and ownership of the Property. When Austin NV has completed its initial Earn-In Obligation by completion of the Expenditures in the amount of Two Million Five Hundred Thousand Dollars ($2,500,000.00), Austin NV shall be deemed to have exercised its right to enter into the Joint Venture with Pediment on the Property, unless Austin NV informs Pediment that Austin NV has elected to not exercise its option and right to enter into the Joint Venture. Austin NV shall deliver notice to Pediment of Austin NV’s completion of its Earn-In Obligation within sixty (60) days after such completion. At any time during the term of this Agreement, Austin NV shall have the right to accelerate performance of its Earn-In Obligation.

On Austin NV’s performance of its Earn-In Obligation, Pediment and Austin NV will execute and deliver to each other a definitive mining venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A

LLC Operating Agreement (“Operating Agreement”), which shall incorporate the following terms and conditions:”

8.1(No change to this clause)

“8.2Austin NV’s initial contribution shall be Two Million Five Hundred Thousand Dollars ($2,500,000). Pediment’s initial contribution shall be Two Million Four Hundred and One Thousand Nine Hundred Sixty-one Dollars ($2,401,961).’

8.3(No change to this clause)

“8.4Austin NV shall have the option and right to elect to increase its participating interest by an additional nineteen percent (19%) to a total of seventy percent (70%) by incurring and paying additional Expenditures in the amount of Two Million Five Hundred Thousand Dollars ($2,500,000) at any time. If Austin NV elects to increase its participating interest in the Joint Venture to seventy percent (70%), the following provisions shall apply:”

“8.4.1Austin NV must complete the Additional Earn-In at any time. If Austin NV completes its Additional Earn-In, Pediment shall grant to Austin NV an additional nineteen percent (19%) participating interest to increase Austin NV’s total participating interest to seventy percent (70%). In such case, for purposes of calculating dilution, Austin NV’s contribution shall be the sum of Five Million Dollars ($5,000,000). In such case, Pediment’s contribution shall be deemed to be the amount of Austin NV’s contribution multiplied by 30/70.”

“8.4.2This clause is deleted in its entirety.

“8.5Section 14, Clause 14 of the Agreement shall be deleted in its entirety and replaced with the following:

“8.5      When Austin NV has earned a 51% interest, the Joint Venture shall be deemed to be effective, and after such date each party will be responsible for its proportionate share of Joint Venture expenditures, except that if Austin NV elects to increase its interest to 70%, Austin NV shall fund and pay all Joint Venture expenditures until Austin NV completes the Additional Earn- In Obligation. If either party chooses not to participate at the level of its interest in the joint venture (51%-49% or 70%-30%, as applicable), its interest will be diluted through the standard dilution formula found in Form 5A LLC.

If at any time a party's participating interest in the Joint Venture is diluted to below ten percent (10%), such diluted party shall be deemed to have withdrawn and been converted to a non-administrative, non-executive and non-working ten percent (10%) net profits payment interest to be calculated and paid in accordance with Exhibit B. The diluted party’s rights under the Operating Agreement shall terminate and the diluted party shall have no right, title or interest in the Property, except for the reserved net profits payment.”

5.	Section 14, Clause 14 of the Agreement shall be deleted in its entirety and replaced with the following:

“14.Termination by Austin NV. Austin NV may terminate this Agreement at any time. If Austin NV terminates this Agreement, except by its election to enter the Joint Venture as provided in Section 8, Austin NV shall perform the following obligations:”

No change to clauses 14.1, 14.2, 14.3, 14.4, and 14.5.

6.	Section 19. The notice to Pediment shall be changed to:

“If to Pediment:	Pediment Gold LLC
alabelle@sterlinggreenlaw.com”

7.	Section 22 of the Agreement shall be deleted in its entirety.
8.

Austin NV may decide to terminate some of the claims or leases within the Area of Interest. Austin NV has the exclusive authority to decide which claims and leases it chooses to keep or drop within the Area of Interest for the Joint Venture. Austin NV will inform Pediment of its decision to drop any claims or leases within the Area of Interest by August 1st of each year, after which Pediment can choose to keep or terminate any claims or leases terminated by the Joint Venture for its own interests outside of the Joint Venture. Attached hereto and forming part of this Second Amendment is Exhibit C.

9.

Except as amended by this Second Amendment Agreement the Agreement and the Amended Agreement remains effective and in good standing. All the other Sections and Clauses of the Agreement will remain in full force and effect.

This Amendment Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement. A facsimile, photocopy or scanned copy of this Agreement as executed by one or both parties shall be duly executed and binding upon the signing parties, and shall be deemed to be delivered upon delivery by facsimile, e-mail, courier, mail or personal delivery.

If any part, term or provision of this Amendment Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any governmental regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Amendment Agreement did not contain the particular part, term or provision held to be invalid.

Signature page to follow.

Executed effective on May 3, 2023.

Pediment Gold LLC

By	/s/ Anne Labelle
Name	Anne Labelle
Title	CEO

Austin American Corporation

By	/s/ Dennis Higgs
Name	Dennis Higgs
Title	President

Austin Gold Corp.

By	/s/ Dennis Higgs
Name	Dennis Higgs
Title	President

Exploration and Option to Enter Joint Venture Agreement, Kelly Creek Project

Second Amendment, Exhibit C

0 5
kilometers
Scale: 1:100,000
0 2
miles
Scale: 1:100,000
Railroad
Val Energy
BLM
15 parcels
Freeport
Christian
New NV
Valmy Power Plant
SPPCo
Nv Gold
Reese
T35N, R43E
T35N, R42E
Harris
Tomera
PVT
NV Energy Hot Pot and Iron Point Solar Projects
Lone Tree Mine 4.2 M oz produced
Interstate 80
25 Ranch
Marigold
PHP claims - drop?
HP claims - Metalla lease
KCB claims - Austin & NGE
Valmy
Historic Drill Holes
Austin Gold 2022 Drill Holes
BLM lands with unpatented lode mining claims controlled by Austin Gold
Private leased property
National Wetlands Inventory
Mariglold Mine - 3.9 M oz produced
3.4 M oz P&P reserves
Austin GOLD CORP
Kelly Creek Project
Humboldt County, Nevada
Project Area
R.M. Hatch
November 2022